EXHIBIT 99.58

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2010

TASMAN METALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2010

Background

This discussion and analysis of financial position and results of operation is prepared as at April 20, 2010 and should be read in conjunction with the unaudited interim consolidated financial statements for the six months ending February 28, 2010 of Tasman Metals Ltd. (“Tasman” or “the Company”).  Those interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting policies (“GAAP”).  Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis (“MD&A”) are quoted in Canadian dollars.  Additional information relevant to the Company’s activities, can be found on SEDAR at www.sedar.com .

Company Overview

The Company was incorporated under the laws of the Province of British Columbia on August 27, 2007.  On October 22, 2009 the Company completed a statutory amalgamation with Lumex Capital Corp. and Ausex Capital Corp. and on November 3, 2009 commenced trading on the TSXV under the symbol “TSM”.

The Company is a junior resource company engaged in the acquisition and exploration of unproven rare earth elements (“REE”) and iron ore projects in Scandinavia and is considered a development stage company as defined by Accounting Guideline No. 11 of the Canadian Institute of Chartered Accountants (“CICA”) Handbook.  As at February 28, 2010, the Company has not earned any production revenue, nor found proved reserves on any of its mineral interests.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Recapitalization and Amalgamation

On May 15, 2009, Tasman entered into a letter of agreement (the “Agreement”) whereby Tasman, Ausex and Lumex, agreed to conduct a statutory amalgamation (the “Amalgamation”). On October 22, 2009 (the “Effective Date”) the Amalgamation was completed under which the Company issued:

(i)	10,500,000 common shares to the Tasman shareholders, on an exchange ratio of one common share for each Tasman common share issued and outstanding;

(ii)	7,150,000 common shares to the Ausex shareholders, on an exchange ratio of one common share for each Ausex common share issued and outstanding; and

(iii)	5,046,402 common shares to the Lumex shareholders, on an exchange ratio of 1.0806 common shares for each Lumex share issued and outstanding.

The Amalgamation served as the qualifying transaction for both Ausex and Lumex under the policies of the TSXV.  On completion of the Amalgamation the Company become a mining issuer pursuant to the policies of the TSXV under the name “Tasman Metals Ltd.”

The completion of the Amalgamation resulted in the former shareholders of Tasman holding the single largest interest in the amalgamated company.  Accordingly, the Amalgamation has been treated for accounting purposes as a recapitalization.  In accounting for this transaction:

(i)	Tasman is deemed to be the parent company for accounting purposes. Accordingly, its net assets are included in the interim consolidated balance sheets at their historical book values; and

(ii)
control of the net assets of Ausex and Lumex was acquired on the Effective Date.  The transaction has been accounted for as a purchase of the assets and liabilities of Ausex and Lumex by Tasman.  The assets and liabilities of Ausex and Lumex have been recorded at their fair values, as follows:

$
Cash	393,802
Amounts receivable	6,123
Advances form Ausex, eliminated on Amalgamation	36,876
Amounts payable and accrued liabilities	(8,478)
Net assets acquired	428,323

Exploration Projects

As of the date of this MD&A the Company is the 100% owner of seven iron ore exploration claims close to the iron mines of the Kiruna district and 48 claims and claim applications for strategic metals, including rare earth elements (“REE”) in Sweden, Finland and Norway.  In addition and subject to various future expenditure commitments, Tasman holds rights to two claims under the Bastnäs Joint Venture.

REE Projects

Sweden

Tasman holds six claim or claim applications in Sweden considered prospective for REE’s.  Sweden is the home of REE’s, many of which were first discovered in a quarry in the village of Ytterby, near Stockholm.  REE consumption is growing, being essential in the production of hybrid/electric cars, solar panels, wind turbines, compact florescent lighting, high-energy magnets, mobile phones and computers.  Tasman is well placed as the European Union is actively supporting policies to promote the domestic supply of REE’s to secure high-tech industry.

Norra Kärr

Norra Kärr is located in southern Sweden, 300km SW of Stockholm and lies in farming and forestry land, well serviced by power, road, water and a local skilled community.

Norra Kärr is a peralkaline nepheline syenite intrusion which covers 400m x 1200m, first discovered in 1906, and subsequently test mined for nepheline, Zr and Hf.  Rock units present include grennaite, kaxtorpite and lakarpite, whilst REE bearing minerals include eudialyte, catapleite, britholite, fergusonite and mosandrite.  The project shows geological similarity to REE/Zr/Niobium (Nb) mines of the Lovozero province (Russia) and advanced projects at Kipawa Lake (Ontario), Strange Lake (Quebec) and Dubbo (Australia).

Previous exploration at Norra Kärr has principally been undertaken by Swedish mining company Boliden AB.  During the 1970’s Boliden sampled two long trenches 400m apart across the intrusion, returning:

NORTH TRENCH                                                      244m at 1.9% ZrO2, 0.37% TREO*

SOUTH TRENCH                                                      149m at 1.51% ZrO2, 0.5% TREO; and
                         52m at 1.47% ZrO2, 0.44% TREO
*TREO = total rare earth oxide + yttrium oxide (Y2O3); ZrO2 = zirconium oxide;

Although “TREO” is quoted above, samples taken by Boliden were not assayed for six of the nine higher value, heavy rare earth elements (“HREE’s”).  Twenty-seven random, non-representative rock samples submitted for assay by

Tasman has confirmed the presence of HREE’s in the Norra Kärr intrusion.  The 27 samples ranged from 0.09% to 0.7% and averaged 0.35% TREO.  Weight percent of HREO (heavy rare earth element oxides) relative to TREO ranged from 24 - 68% and averaged 54%, showing Norra Kärr to be elevated in the higher value HREE’s relative to light rare earth elements (“LREE”).  Most known REE deposits are dominated by the LREE’s and typically contain 1-3% HREO in the TREO.  Sampling also suggests the Norra Kärr intrusion does not contain significant concentrations of radioactive elements.

Historical trench sampling by Boliden at Norra Kärr (see Tasman press release dated November 2, 2009) provides an exploration target to a depth of 55m of 35 to 40 million tonnes at a grade between 0.4-0.6% TREO, 1.5-1.9% ZrO2 and 0.02-0.04% Hf.  The potential quantity and grade indicated for the exploration target is conceptual in nature and there has been insufficient exploration to define the target at this time and it is uncertain that further exploration will result in the definition of a resource.

Twenty-seven random, non-representative rock samples have been submitted for assay by Tasman which confirmed the presence of elevated HREE’s, Zr and Hf in the Norra Kärr intrusion.  Weight percent of HREO (heavy rare earth element oxides) relative to TREO ranged from 24 - 68% and averaged 54%, showing Norra Kärr to be elevated in the higher value HREE’s relative to light rare earth elements (“LREE”).  Most known REE deposits are dominated by the LREE’s and typically contain 1-3% HREO in the TREO.

Drilling at Norra Kärr commenced in mid-December 2009.  The drill program was designed to test the three-dimensional REE grade distribution throughout Norra Kärr, provide data for future resource calculations and suitable core sample for future metallurgical testwork.  Drilling tested the intrusion to approximately 100m vertical depth.  As at April 17, 2010, twenty drill holes with an average depth of 145 metres had been completed.  The first fourteen holes were drilled at 80m spacing along three sections at 400m spacing across the intrusion to determine the lateral and strike extent of the peralkaline nepheline syenite intrusion.  As announced on March 31, 2010 and following the successful intersection of mineralization, the drilling program was expanded to 26 holes by infilling drill sections to 200m spacing.

All 20 holes have intersected nepheline syenite to the approximate 100m vertical drill depth and in addition confirmed the intrusion to be approximately 350m in width.  Results from the first five drill holes were reported on March 4, 2010. Four of the five drill holes intersected wide intervals of REE-Zr mineralization from surface to the depth of drilling, with two of the five drill holes terminating within mineralization.  The tenor and scale of the Norra Kärr project are indicated by results which include 108.1m at 0.74% TREO (total rare earth oxide), 2.1% ZrO2 (zirconium oxide) with 52% of the TREO being heavy rare earth oxides (HREO).

Of most significance is the relative proportion of the high value HREO which range from 27.1% to 64.3% of the TREO and average 49%.  Of particular note are the high values of Dy (dysprosium) which average 278 ppm and range from 82 ppm Dy2O3 to 586 ppm Dy2O3.  Dysprosium is a high value HREO consumed in increasing volume in high strength permanent magnets that are critical to hybrid cars, electric motors and computer disk drives, with a recent price of $127 - $132 per kg of Dy2O3 (source: www.metalpages.com).

The best results returned from the first five holes of the program representing 662.8m of drilling, calculated using a lower cut-off of 0.4% TREO are:

DRILL HOLE	FROM (m)	TO (m)	LENGTH (m)	TREO* (%)	HREO** (%)	ZrO 2 (%)
NKA0901	33.90	38.85	4.95	0.59	39.9	1.20
NKA0902	0.50	23.50	23.00	0.57	50.8	1.96
	35.55	45.55	12.35	0.79	57.9	2.03
NKA0903	16.60	95.45	78.85	0.56	45.0	1.59
NKA0904	2.55	151.80	149.25	0.61	45.8	1.69
NKA0905	43.30	152.10	108.10	0.74	52.9	2.10
including	127.55	143.10	15.55	0.94	46.6	1.92
*     TREO is calculated as the sum of the oxides of the 14 rare earth elements (not Pm) and Y.
**	HREO is calculated as the sum of the oxides of Eu, Gd, Tb, Dy, Ho, Er, Tm, Yb, Lu and Y. Rare Earth Oxides with the greatest contribution to TREO at Norra Kärr are typically Y, La, Nd, Ce, Dy and Er.

Mineralization occurs within the Norra Kärr peralkaline nepheline syenite intrusion, which covers 350m x 1100m, first discovered in 1906, and subsequently test mined for nepheline, Zr and Hf.  Better grades of mineralization in drilling appear associated with partially melted or pegmatitic intervals within the intrusion.  REE bearing minerals include eudialyte, catapleite, britholite, fergusonite and mosandrite.  Tasman recently engaged REE expert Dr Anthony Mariano to lead the Company’s research into the distribution of the REE minerals and metals and gain data required for future metallurgical research.  The project shows geological similarity to REE/Zr/Niobium (Nb) mines of the Lovozero province (Russia) and advanced projects at Kipawa Lake (Ontario), Strange Lake (Quebec) and Dubbo (Australia).

Remaining drill core is now being logged, cut and shipped to an analytical laboratory for assay.  The extended drilling program is anticipated to conclude in mid-May 2010.

Bastnäs

As reported on April 8, 2010, Tasman has signed a binding “Option and Joint Venture Agreement” to acquire a 90% interest in the Bastnäs rare earth element (REE) project in south central Sweden.  The project vendor is an arms-length Swedish geological consulting group (the “Vendor”) who will provide future technical assistance to Tasman.  The project area is contained within the adjoining Älgtorp nr 4 and Älgtorp nr 5 exploration permits, totaling of 915 hectares which lie within the Bergslagen mining district approximately 150 km west northwest of Stockholm.

The mines of the Bastnäs region have been known in literature since 1692, and have played a pivotal role in the history of REE’s.  The rare earth element cerium was first described in 1803 at Bastnäs by Swedish chemists Jöns Jakob Berzelius and Wilhem Hisinger.  In 1839 Swedish scientist Carl Gustav Mosander was the first to extract the cerium and lanthanum in their metallic forms from Bastnäs-sourced minerals.  Furthermore, several of the most economically important rare earth minerals were first discovered at Bastnäs including bastnäsite, cerite and törnebomite.

From 1860 to 1919, high grade cerium and lanthanum ores were mined intermittently from the Cerite mine at Bastnäs. During the Second World War, further cerium was extracted from waste dumps around the project area.  In addition to the REE’s, the Bastnäs/Riddarhyttan ore field has been mined regularly for iron ore and explored for copper.  The REE rich minerals occur mainly in an amphibole rich alteration assemblage adjacent to the iron oxide mineralization, together with copper, molybdenum, bismuth and locally gold mineralization.

Despite the long known abundance of REE minerals in the area, little modern exploration has focused on the discovery of these metals.  In the 1980’s and early 1990’s the Swedish state owned company SGAB undertook gold and base metal exploration, when new REE occurrences were discovered.  These results were never followed up however, and few samples were ever assayed for REE’s.  To the best of Tasman’s knowledge, no drilling has ever focused on REE targets.  In the late 1970’s a greater than 2 km long exploration drive was dug from the Bäckegruvan iron mine in the south of the claims towards the northwest, seeking additional iron and copper resources.  The data from this exploration drive is available to Tasman.

Analyses from the project available to Tasman are sourced from open file public data, taken by SGAB during 1986 and 1990.  Results provided below are from a series of grab samples from mine dumps across the project.  While the set of REE data is incomplete, they indicate the tenor of mineralization, elevated in both the heavy and the light REE’s.  In addition to the high REE values, of note are the regularly elevated Au values.  Samples were assayed within the laboratories of the Swedish Geological Survey, using XRF and ICP techniques and applying best practices of the day.

SAMPLE	TREO (%)	Au (ppm)	La2O3 (%)	Ce2O3 (%)	Nd2O3 (%)	Y2O3 (%)	Sm2O3 (%)	Eu2O3 (ppm)	Gd2O3 (ppm)	Dy2O3 (ppm)	Ho2O3 (ppm)	Er2O3 (ppm)	Yb2O3 (ppm)	Lu2O3 (ppm)
BBAC86507	5.57	8.69	1.27	2.35	1.29	0.20	0.18	243	1608	561	88	142	59	5
BBAC86508	4.26	0.81	0.91	1.82	0.94	0.22	0.14	174	1244	607	97	167	78	7
BBAC86509	7.92	6.26	1.71	3.30	1.71	0.44	0.27	307	2674	1163	190	331	133	12
BBAC86510	14.77	6.14	3.50	6.66	3.30	0.36	0.43	350	3373	1082	173	251	86	8
BBAC86512	17.47	1.40	5.01	8.40	3.33	0.12	0.32	299	2025	340	84	104	35	4
BBAC86524	5.72	0.60	2.00	3.60		0.12
BBAU90113	2.04	0.60	1.60			0.44

SAMPLE	TREO (%)	Au (ppm)	La2O3 (%)	Ce2O3 (%)	Nd2O3 (%)	Y2O3 (%)	Sm2O3 (%)	Eu2O3 (ppm)	Gd2O3 (ppm)	Dy2O3 (ppm)	Ho2O3 (ppm)	Er2O3 (ppm)	Yb2O3 (ppm)	Lu2O3 (ppm)
BBAU90170	1.82	0.07	1.74		0.08
BBAA86085	3.43	0.20	1.05	2.30	0.08
BBAA86090	6.74	0.20	2.02	4.60	0.12

For Tasman to acquire and maintain its Option to earn a 90% Joint Venture interest in the Bastnäs Property, the Company must pay the Vendor a total of SEK 1,365,000 (approximately CA$ 140,000) over a period of 5 years including SEK 260,000 (approximately CA$ 37,000) in the first year.  The remaining 10% of the project may be exchanged for a 2% Net Smelter Return royalty (“NSR”) on production from the Property, should the Vendor choose not to be a contributing partner once Tasman achieves its 90% ownership.  This NSR may be purchased by Tasman for SEK 6,500,000 (approximately CA$ 902,000).

Finland

In Finland, Tasman has made 38 claim reservation applications totalling 276.4 km2 and four claim applications totalling 268 hectares.

As announced on the 3rd February, 2010, the 100% owned claim applications cover and surround the historic Korsnas mine.  The Korsnas REE-Pb mine was operated as a mixed open pit and underground operation by Outokumpu Oy from 1959 and closed in 1972 due to falling Pb prices.  A REE concentrate was produced on site, proving the amenability of the ore for processing and providing an excellent basis for Tasman’s future metallurgical research.  The historic mine site has excellent infrastructure, lying only 1km from the Baltic coast with an excellent all weather road network and a skilled and well serviced local community.  Outokumpu Oy’s business focus at the time of mining was base metals and mining was therefore focused to maximize Pb, not REE grades and recoveries.

Korsnas was first identified in 1950 through the discovery of Pb sulphide-bearing glacial boulders. In the 1950’s, the Geological Survey of Finland followed up the mineralized boulders with various geochemical and geophysical methods and diamond drilling which led to the discovery of the REE-Pb deposit in 1955.  Between 1959 and 1972, Outokumpu Oy produced a total of 0.87 million tonnes of ore at a grade of 3.6% Pb and 0.83% REE’s.  This production estimate is based on a report titled “Outokumpu Oy:n Korsnäsin ja Petolahden kaivosten vaiheita” by Reino Himmi in 1975.

REE-Pb mineralization occurs within a north-south trending skarn zone comprised of coarse-grained calcite, feldspar, diopside, apatite, galena, scapolite, fluorite and barite hosted by a regional mica gneiss.  The mined and drill defined ore body is approximately 20m thick, is known to trend over a strike length of greater than 300m, and extends from surface to a vertical depth of 175m.  Ore resources remaining at the conclusion of mining have not yet been determined. It remains unknown to what extent mineralization continues along strike and at depth from the mined out areas.
Apatite, monazite and allanite are the principal REE minerals present at Korsnas, although the site is well known for numerous exotic rare earth element minerals.  Based on limited sampling of rare earth element bearing minerals by Papunen et al. 1986 (Suomen malmigeologia), Ce, La and Nd comprise 80 -- 90 % of the REE’s present, the balance consisting principally of Pr and Sm.

In addition to the Korsnas mine site, gravity, seismic refraction surveys and diamond drilling have been conducted by the Geological Survey of Finland and Outokumpu Oy within the claim reservations held 100% by Tasman that lie south of Korsnas.  This work has indentified skarnified fault zones with the same mineralogy as Korsnas, plus numerous REE- and Pb- rich glacial boulders.

Data is currently being compiled from the Finnish projects and will be released as it is verified.

Norway

In Norway, Tasman has submitted seven claim applications covering 208 hectares considered prospective for REE’s.

Iron Projects

Tasman’s iron ore properties are centred on the iron mining centre of Kiruna, which lies 260 kilometres from Luleå harbour and 200 kilometres from Narvik harbour in Norway.  Tasman has completed preliminary exploration of their claims since they were first applied for in 2007 using a range of in house and external consultants and contractors.  The work focused on the recovery, validation and use of historic data on the 223 historic drill holes on the Properties.  Data have been extracted from the Swedish Geological Survey (“SGU”) archives, followed by the digital capture of assay, interval, density, core recovery and geological data.  Digital capture of surface geophysical (magnetic) analogue data has also been undertaken.

Sampling/resampling of core and density determination has been undertaken by Tasman during the Company’s initial review of the projects and for calculation of 43-101 Mineral Resources.

Due to the Company’s focus on REE projects, Tasman is currently seeking partners to assist in the exploration of these iron projects.

Sautusvaara

The Sautusvaara Property is contained within the Sautusvaara nr 1 exploration claim with an area of 1,218.37 hectares, 100% owned by Tasman.  The magnetite body of South Sautusvaara is located on the slope of the Palo-Sautusvaara hill. The depth of the glacial over burden is 3-5 metres and only one minor exposure of the magnetite body is known.  The magnetite body of North Sautusvaara is located at the north eastern shore of Lake Sautusjärvi.  Half of the footprint of the magnetite body is located underneath the lake where water depth is 2-4 metres.  The depth of the glacial overburden is between 15-20 metres.

The Sautusvaara iron deposit was discovered in 1896.  In the 1920’s, small scale trenching was carried out, and in 1929 it was claimed as Statsgruvefält (land for mining by the state).  Between 1961 and 1962, the SGU conducted ground magnetic surveys, which served as the basis for the drilling that was carried out between the years 1963 - 1967.  The SGU also conducted aerial magnetic surveys during 1962-63 as part of a regional survey.  Drilling of Sautusvaara South began in 1963 and continued until 1967, over which period it was tested with 49 drill holes.  A Mineral Resource was estimated on the basis of this drilling but was based on procedures that preceded the introduction of NI 43-101 standards.  While drilling was conducted under the guidance of the SGU, all assays were completed in the laboratory of LKAB, Kiruna.

Drill follow up of ground magnetic anomalies lead to the discovery of a new magnetite body named Sautusvaara North in 1965.  25 holes were drilled to test mineralization from 1965 to 1967.  A Mineral Resource was estimated on the basis of this drilling.  Again, all assays were completed in the laboratory of LKAB, Kiruna.  In 2002, the project was claimed by Lundin Mining AB (then known as South Atlantic Ventures Ltd.).  The project was held for three years, the exploration data from which has not yet been made publicly available.

A Mineral Resource estimate has been prepared on behalf of Tasman by independent consulting geologist Geoff Reed of ReedLeyton Consulting in accordance with the CIM Definition Standards of 22 November 2005.  The classification of the resource at the appropriate levels of confidence are considered appropriate on the basis of drill hole spacing, sample interval, geological interpretation and all currently available assay data.  The final resource has been subdivided into indicated and inferred categories at the preferred cut-off grade of 20% Fe.

	TONNES (Mt)	GRADE (Fe %)	GRADE (Cu %)	GRADE (P %)	GRADE (S %)
Sautusvaara South
Indicated	18.6	37.7	0.08	0.08	1.80
Inferred	10.4	38.2	0.09	0.08	1.98
Sautusvaara North
Inferred	11.52	40.6	0.04	0.09	0.62

The South Sautusvaara Mineral Resource describes one lense of mineralization with internal waste rock bands of intrusive material, across a strike of 1100 metres and a down dip extent of up to 330 metres.  The sample spacing is approximately 40 metre x 50 metre x 1.0 metre.  No mining parameters are attached.  The mineralization is still open laterally and at depth.  The North Sautusvaara Mineral Resource describes a single body of mineralization between 40 metres and 130 metres true thickness, a strike of 300 metres and an average down dip extent of 200 metres.  A cut off grade of 20% Fe has been selected to best represent the margin of the mineralised body.  The sample spacing is approximately 40 metres x 50 metres x 1.0 metre.  No mining parameters are attached.  The mineralization remains open laterally and at depth.

Vieto

The Vieto Property is located within the Vieto nr 1 exploration claim of 1,543.09 hectares, 100% owned by Tasman. The magnetite body of Vieto is located on a slowly rising hill, immediately north of Lake Holmajärvi, close to the villages of Laukkuluspa and Aitejäkk.  There are no exposures of the ore body, and glacial overburden thickness averages five metres.

Iron ore was discovered at Vieto in 1914 by B. Högbom of the AB Nordsvenska Malmfält company, who were granted a mining right over the project.  In 1929 the project was secured by the state with a Statsgruvefält (land for mining by the State).  Ground magnetic measurements revealed that the orebody strikes in E-W and is approximately 1,300 metres long.  It was investigated by four drill holes and four trenches.

In 1963, the SGU initiated the “Iron Ore Inventory in Norrbotten” project, which started a detailed program investigating iron ore at Vieto and elsewhere.  Exploration at the Vieto Property included ground magnetic measurements, EM and gravity surveys, and culminated with the diamond drilling of 25 holes from 1967 to 1969 on 11 profiles, which discovered a massive magnetite body covering approximately 24,600 square metres at surface.  A Mineral Resource was estimated on the basis of this drilling in the late 1960’s.  One of the drill-holes (67903) intersected a 20 metre wide zone of 0.8% Cu mineralization (0.8% Cu) in the hangingwall of the iron ore, which was investigated with a electromagnetic, resistivity and IP surveys in 1968 and the diamond drilling of anomalies in 1969 and 1971.

A second exploration campaign started in 1974.  During 1974 and 1977 detailed geological mapping and boulder tracing were carried out. In 1975-76 electromagnetic measurements were carried out.  A geochemical survey (peat bog samples) was done in 1974-75 and detailed geological mapping in 1975 and 1977.  In order to investigate slingram- and IP-anomalies seven drill holes, in total 1054.5 metres, were drilled in 1978.  No mineralization of economic interest was found and the SGU/SGAB played no further part in the development of the project.

In 1985 LKAB Prospektering AB claimed the Vieto Property.  Boulder tracing and geological mapping were carried out.  Geophysical measurements were done in 1986 and a drilling program comprising five drill holes, in total 958.5 metres, started the same year in order to investigate slingram and magnetic anomalies.  Only mineralization of low grade was discovered.  In 1987 the Vieto area was boulder traced over again and several new boulders mineralized with chalcopyrite, sphalerite and galena were found.  These results gave reasons for an extended geochemical survey, and in 1987 and 1988 a deep till sampling comprising 268 samples was carried out.  No further work was carried out and the claim was relinquished in October 1989.

In 1998, the area of the iron mineralization was claimed by Rio Tinto Ltd. with the Laukkujärvi nr 1 claim, and held until early 2004.  A ground magnetic survey was completed.  In 2002, Lundin Mining AB (then known as South Atlantic Ventures Ltd.) claimed the northern segment of Tasman’s Vieto Property with the Norrbotten nr 103 claim.  The project was held for three years, the exploration data from which has not yet been made publicly available.

A Mineral Resource estimate has been prepared on behalf of Tasman by independent consulting geologist Geoff Reed of ReedLeyton Consulting in accordance with the CIM Definition Standards of 22 November 2005.  The classification of the resource at the appropriate levels of confidence are considered appropriate on the basis of drill hole spacing, sample interval, geological interpretation and all currently available assay data.  The final resource has been assigned an inferred category at the preferred cut-off grade of 20% Fe.

	TONNES (Mt)	GRADE (Fe%)	GRADE (Cu%)	GRADE (P%)	GRADE (S%)
Inferred	13.27	34.3	0.15	0.33	1.70

The Vieto Mineral Resource describes three orebodies of mineralization with various lenses of >30% Fe, across a strike of 1,300 metres and a down dip extent of up to 120 metres.  The mineralization is still open laterally and at depth.

Renhagen, Harrejaure and Tjåorika Properties

The Renhagen, Harrejaure and Tjåorika Properties are located within the Harrejaure nr 1 exploration claim of 4068.64 hectares, 100% owned by Tasman.  The magnetite bodies of Renhagen, Harrejaure and Tjåorika lie 33 kilometres westsouthwest of Kiruna, 11 kilometres from road head at the now closed Ekströmsberg iron ore mine.  The Properties lie on flat rolling ground to the south of Coavrrigat Mountain.  Soil cover is 0-1 metres deep.  Drilling is best undertaken during winter with frozen ground and snow cover.

Outcropping mineralization was first discovered at Renhagen in 1949 by the SGU.  Later the same year, mineralization was followed up with ground magnetic surveying and in 1951 by trenching, when mining rights were granted.  The SGU undertook magnetic and gravity measurements between 1962 and 1963, and completed 5 diamond drill holes for a total of 891 metres in 1968.  Four of these holes were recorded as intersecting rich magnetite ore.  Relogging and resampling of drill core REN68103 by independent geologist Geoff Reed confirmed the rich nature of the Fe mineralization and included 2 metres at 56% Fe, 0.02% P.

The Harrejaure iron ore occurrence was discovered in the 1940’s as a result of an airborne magnetic survey carried out by private Swedish exploration company Rederiaktiebolaget Nordstjernan.  A NW-SE trending magnetic anomaly was identified over a distance of greater than 1,000 metres that was considered potentially ore associated.  Iron ore is covered thin by moraine and has been tested by 18 diamond drill holes over 1.7 kilometres of strike.  Relogging and resampling of drill core HAR6001 and HAR6301 by independent geologist Geoff Reed confirmed the rich nature of the Fe mineralization and included 3.5 m at 70.2% Fe and 0.01% P.

The area of Renhagen and Harrejaure was subsequently held by BHP-Billiton (1999 - 2002) and Lundin Mining Exploration AB (2003 - 2006), however no exploration activity has been reported.

The Tjåorika iron ore occurrence was found in the 1950s by a private Swedish exploration company.  It was been investigated by “Rederiaktiebolaget Nordstjernan” who carried out geophysical measurements and drilled four holes. Tjåorika has more recently been held by Equinox Resources NL and Lundin Mining Exploration AB.

A complete archive of data is available for the Renhagen project, as work on this project was carried out under the auspices of the SGU.

A Mineral Resource calculation of the Renhagen Property was calculated in 1971, based on drill holes, sampled pits, outcropping mineralization and geophysical surveys.  Two different ore grades were classified, being Fe > 35% (rich) and Fe 20 - 35% (poor).  The rich ore is typically magnetite breccia style and contains 42% Fe, whilst the poor ore breccias and skarn averages 28 % Fe.  Adjacent mineralized waste rock averages 14% Fe.  The rich breccia covers 7,900 m2 and to a depth of 170 metres contains 4.8 million tonnes of ore with 41.7% Fe and 0.13 % P.  The lower grade breccia and skarn covers 11,150 m2 and contains 6.5 million tonnes of ore with 27.8 % Fe and 0.31% P.  Together there are 11.3 million tons of ore with 33.7% Fe, 0.23 % P and 0.03% S.  The historical resource estimates referred to herein for the Renhagen Property is based on a report titled “Renhagen järnmalmsfyndighet” by Lindroos and Mannström in 1971 on behalf of the SGU.  The resource was calculated using a polygonal method and is roughly analogous to CIM definitions “Indicated” and “Inferred”.  Data is historical in nature and was compiled prior to the implementation of NI 43-101 reporting standards.

Mineral Resources have been estimated for the central higher grade part of the mineralized area at Harrejaure using drilling and geophysical results.  The Mineral Resource covers an area of approximately 10,000 m2.  The reported Historical Mineral Resource is 5 million tonnes of ore with 65.5% Fe, 0.015% P and 0.03% S.  The historical resource estimates referred to herein for the Harrejaure project are based on a report titled “Exploration Opportunities in Norrbotten (Sweden): Municipality of Kiruna, 1997” by Geo Management AB in 1997 on behalf of the Länsstyrelsen

I Norrbottens län.  The resource was calculated using a polygonal method and is roughly analogous to CIM Definition Standards “Indicated” and “Inferred”.  Data is historical in nature and was compiled prior to the implementation of NI 43-101 reporting standards.

Mineral Resources have not been calculated for the Tjåorika Property.  Using geophysical and surface sampling data, Grip and Frietsch (1973) estimated a conceptual exploration target for Tjåorika, of 2.5 million tonnes of ore with 57% Fe and 0.06% to 1% P.  The exploration target referred above for the Tjåorika Property is summarized in the book entitled, “Malm i Sverige” by Grip and Frietsch published in 1973.  The potential quantity and grade are conceptual in nature and there has been insufficient exploration to define this target at this time, and it is uncertain that further exploration will result in further discoveries on the property.

Other Iron Ore Projects

Tasman holds four additional claims in the Kiruna district that may be considered prospective for iron ore.

Qualified Person

The qualified person for Tasman’s projects, Mr. Mark Saxon, the Company’s President and Chief Executive Officer, a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this document.

Selected Financial Data

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company prepared in accordance with Canadian GAAP.

	Fiscal 2010		Fiscal 2009				Fiscal 2008
Three Months Ended:	Feb. 28, 2010 $	Nov. 30, 2009 $	Aug. 31, 2009 $	May 31, 2009 $	Feb. 28, 2009 $	Nov. 30, 2008 $	Aug. 31, 2008 $	May 31, 2008 $
Operations:
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Mineral exploration costs	(230,653)	(20,120)	(342)	(1,597)	Nil	(9,649)	(29,052)	(5,140)
Expenses	(181,279)	(378,868)	(41,086)	(176)	(153)	(146)	(5,426)	(1,906)
Other items	4,571	641	2,386	331	(961)	(1,013)	(470)	547
Net income (loss)	(407,361)	(398,347)	(39,042)	(1,442)	(1,114)	(10,808)	(34,948)	(6,499)
Basic and diluted loss per share	(0.01)	(0.02)	(0.00)	(0.00)	(0.00)	0.00	(0.00)	(0.00)
Dividends per share	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Balance Sheet:
Working capital (deficit)	1,975,645	2,364,653	(130,022)	(75,351)	(73,846)	(72,961)	(72,389)	(47,128)
Total assets	2,174,958	2,485,823	55,986	36,861	40,420	41,707	54,467	45,057
Total long-term liabilities	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Results of Operations

During the six months ended February 28, 2010 (the “2010 period”) the Company reported a net loss of $805,708 ($0.03 per share), compared to a net loss of $11,922 ($0.00 per share) for the six months ended February 28, 2009 (the “2009 period”), an increase in loss of $793,786.  The increase in loss during the 2010 period was attributed primarily to the recognition of stock-based compensation and an increase in administrative costs associated with a public company.  During the 2010 period the Company was still a private company until the completion of the reorganization in October 2009.

General and administrative expenses increased by $550,198 from $9,949 during the 2009 period to $560,147 during the 2010 period.  The Company incurred specific general and administrative expenses of note during the 2010 period as follows:

•	incurred $30,700 (2009 - $nil) for accounting, administration and rent charged by Chase Management Ltd. (“Chase”), a private corporation controlled by Mr. Nick DeMare, a director of the Company;
•
incurred general exploration expenditures of $15,583 (2009 - $9,649) relating to ongoing costs of the Company’s exploration office in Sweden and general exploration and property due diligence in Sweden, Finland and Norway.  Fluctuations in general exploration expenses is primarily affected by allocations to direct property costs;

•
incurred $20,513 for travel expenses (2009 - $nil), primarily for ongoing travel between Canada/ Europe/Australia by Company personnel to oversee the Company’s property acquisition and exploration programs;

•	incurred legal fees of $39,535 (2009 - $nil), primarily for services relating to the Amalgamation;
•
the Company has retained Mining Interactive Corp. (“Mining Interactive”) to provide market awareness and investor relation activities.  During the 2010 period, the Company paid Mining Interactive $15,000 (2009 - $nil);

·
paid $26,875 (2009 - $nil) for professional services.  The Company reimbursed $1,475 (2009 - $nil) to Tumi Resources Limited, a public company with common directors, for shared administration and other costs and $13,400 for professional services to directors and officers of the Company;

•	incurred $39,000 (2009 - $nil) for management and professional fees charged through Sierra Peru Pty (“Sierra”) for remuneration of Mr. Mark Saxon, the Company’s President and CEO.
·	the Company recorded $260,000 (2009 - $nil) stock-based compensation expense relating to the granting and vesting of stock options;
•	incurred audit fees of $40,184 (2009 - $nil) for the year-end audit; and
•	incurred a corporate finance fee of $20,000 (2009 - $nil) with respect to the Amalgamation.

As the Company is in the exploration stage of investigating and evaluating its unproven mineral interests, it has no revenue.

During the 2010 period the Company incurred a total of $62,341 (2009 - $nil) on acquisition costs on its unproven mineral interests, for land fees and associated costs for its mineral claims in Sweden, Finland and Norway.  Subsequent to February 28, 2010, the Company signed an option and joint venture agreement to acquire a 90% interest in the Bastnäs REE Project in Sweden.  Exploration activities during the 2010 were focused on rock sampling and drilling at Norra Kärr.  Activities on the iron ore properties were minimal.  See “Exploration Projects”

Financial Condition / Capital Resources

As at February 28, 2010, the Company had working capital of $1,975,645.  The Company believes that it currently has sufficient financial resources to conduct anticipated exploration programs and meet anticipated corporate administration costs for the upcoming twelve month period.  However, exploration activities may change due to ongoing results and recommendations, or the Company may acquire additional properties, which may entail significant funding or exploration commitments.  In the event that the occasion arises, the Company may be required to obtain additional financing.  The Company has relied solely on equity financing to raise the requisite financial resources.  While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financing should the need arise.

Subsequent to February 28, 2010, the Company completed a private placement of 5,000,000 units at a price of $0.60 per unit for gross proceeds of $3,000,000 and issued 655,000 common shares for gross proceeds of $239,500 on the exercise of stock options and warrants.

Contractual Commitments

The Company has no contractual commitments.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Proposed Transactions

The Company does not have any proposed transactions.

Critical Accounting Estimates

A detailed summary of all the Company’s significant accounting policies is included in Note 2 to the annual consolidated financial statements for the year ended August 31, 2009.  The critical accounting estimates relate to the capitalization of costs directly related to unproven mineral interests and the recording of stock-based compensation.

Changes in Accounting Principles

Adoption of New Accounting Standards

Goodwill and Intangible Assets

The Accounting Standards Board (“AcSB”) issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets.  This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  The adoption of Section 3064 did not have a material impact on the Company’s financial position and results of operations.

Future Accounting Policies

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009:  Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests.  These new standards will be effective for fiscal years beginning on or after January 1, 2011.

Section 1582 replaces Section 1581, Business Combinations, and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to IFRS 3, Business Combinations.  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Sections 1601 and 1602 together replace Section 1600, Consolidated Financial Statements.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

International Financial Reporting Standards

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Companies will be required to provide comparative IFRS information for the previous fiscal year.

The Company has commenced the scoping and planning phase of its changeover plan.  The Company has designated the appropriate resources to the project to develop an effective plan and will continue to assess resource and training requirements as the project progresses.  The Company has identified the following four phases of its conversion plan: scoping and planning, detailed assessment, operations implementation and post implementation.  The scoping and planning phase involves establishing a project management team, mobilizing organizational support for the conversion plan, identifying major areas affected and developing an implementation plan.  The Company expects to complete the scoping and planning phase during the 2010 fiscal year.  The detailed assessment phase (“Phase 2”) will result in accounting policies and transitional exemptions decisions, quantification of financial statement impact, preparation of shell financial statements and identification of business processes and resources impacted.  The operations implementation phase (“Phase 3”) includes the design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the opening balance sheet at September 1, 2010 and thereafter.  Phase 3 also includes ongoing training, testing of the internal control environment and updated processes for disclosure controls and procedures.  Post implementation (“Phase 4”) will include sustainable IFRS compliant financial data and processes for fiscal 2011 and beyond.  The Company will continue to monitor changes in IFRS throughout the duration of the implementation process and assess their impacts on the Company and its reporting.

Transactions with Related Parties

(a)           During the six months ended February 28, 2010, the Company:

i)	incurred $44,000 (2009 - $nil) for accounting, administration, professional fees and rent provided by certain directors of the Company or private corporations owned by the directors;

ii)	incurred $39,000 (2009 - $nil) for management fees provided by a private corporation owned by an officer of the Company; and

iii)	incurred $1,475 (2009 - $nil) for shared administration costs with Tumi Resources Limited (“Tumi”), a public company with common directors and officer.

As at February 28, 2010, $29,975 was included in accounts payable and accrued liabilities.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(b)	During the six months ended February 28, 2010 the Company repaid $88,000 which was due to certain directors of the Company.

Risks and Uncertainties

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities.  Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.  Before production can commence on any properties, the Company must obtain regulatory and environmental approvals.  There is no assurance that such approvals can be obtained on a timely basis or at all.  The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company’s material mineral properties are located in Scandinavia and consequently the Company is subject to certain risks, including currency fluctuations which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by governmental regulations relating to the mining industry.

Investor Relations Activities

The Company maintains a website at www.tasmanmetals.com .  During the six months ended February 28, 2010, the Company retained Mining Interactive Corp. to provide market awareness and investor relations activities.  The Company pays $3,000 per month for such services.  The arrangement may be cancelled by either party on 15 days notice.  During the six months ended February 28, 2010 the Company paid $15,000.

Outstanding Share Data

The Company’s authorized share capital is unlimited common shares without par value and unlimited preferred shares without par value.  As at April 20, 2010, there were 41,551,397 outstanding common shares, 3,012,222 stock options outstanding with exercise prices ranging from $0.10 to $0.60 per common share, 566,000 compensation options at an exercise price of $0.25 per option and 9,657,673 warrants outstanding with exercise prices ranging from $0.10 to $1.00 per common share.